Exhibit 99.1

Genius Group Launches AI Education Ecosystem

in Partnership with FatBrain AI

SINGAPORE, December 11, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, today announced the launch of a full AI Education Ecosystem for Governments, Companies, Universities and Schools in Partnership with FatBrain AI.

FatBrain AI is an AI-driven SAAS company (OTCMKTS: LZGI), co-founded by serial entrepreneur, Peter B. Ritz, and executive chaired by Michael T. Moe, Founder and CEO of GSV, ASU-GSV Summit, GSV Ventures, an early investor in 16 out of 30 Edtech companies including Coursera, Chegg, ClassDojo, Course Hero, Masterclass, and Guild Education.

FatBrain AI delivers peer intelligence and hierarchical insights to connect GOV, F500 and SMEs (Companies with 500 or less employees) with a variety of sector-specific SAAS solutions. The partnership signed between Genius Group and FatBrain AI will enable the delivery of a full end-to-end AI Education Ecosystem which includes:

●	For Schools: Government and company funded AI camps and accelerators together with a scholarship fund for young students to learn future-focused skills, both virtual and in-person, personalized with their Genie AI.

●	For Universities: Government and company funded future-focused AI-based training from one week AI Microschools through to full undergraduate and masters degree programs integrating with personalized gamified learning via Genie AI and Genius Metaversity, with learning libraries shared across participating students and institutions.

●	For Companies: Full suite of upskilling courses in AI and Exponential Technologies, ranging from one week AI Microschools to three-month in-house accelerators, linked with the Genius Scholarship to connect student apprentices with entrepreneurs and employees, and linked to FatBrain AI’s SAAS solutions to share peer intelligence, industry trends and leaderboards.

●	For Governments: A comprehensive AI Education Ecosystem providing participating cities, regions and national governments with a full AI-driven, lifelong learning system for future-focused education and upskilling, with direct benefits in increased skills, competitiveness and shared intelligence within the rapidly changing Age of AI and Exponential Technologies.

The parties intend to launch globally the overarching AI Education Ecosystem in early 2024.

Roger Hamilton, CEO of Genius Group said “Genius Group has been committed to delivering a full lifelong learning entrepreneurial education system using our AI Genie to provide a personalized path to prepare each student for the world of exponential growth we are experiencing. Increasingly, governments and larger companies are seeing the need for a full AI ecosystem. Genius Group is a Singapore-based company, and this week the Singapore Government released its National AI Strategy 2.0, with a plan for 15,000 AI experts and practitioners around AI Centers of Excellence.

This follows the United Kingdom’s announcement last month of a £300 million investment to create a national Artificial Intelligence Research Resource. These government plans require a full public-private partnership involving all stakeholders, and we’re excited to be partnering with FatBrain AI to deliver what we believe is one of the first full end-to-end solutions that benefit students, schools, companies and governments together.”

Peter B. Ritz, co-founder and CEO of FatBrain AI said, “Earlier this year we reported revenue growing by 130% Q/Q on average to $44+ million TTM across our group, and confirmed our expanded commitment to delivering AI-based SAAS solutions to take full advantage of the AI Revolution. Our partnership with Genius Group enables us to accelerate our own timeline by delivering the training alongside the peer intelligence that our clients are demanding. We are extremely excited about the growth that this will bring in 2024 and beyond.”

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

About FatBrain AI

FatBrain AI provides powerful and easy-to-use AI solutions to empower the enterprise stars of tomorrow to grow, innovate, and drive the majority of the global economy. FatBrain’s AI 2.0 technologies and advanced data services transform continuous learning, narrative reasoning, large language models, cloud and blockchain technologies into auditable, explainable and easy to integrate AI solutions. FatBrain’s subscriptions allow all companies to deploy its advanced AI solutions quickly, easily, and securely behind their firewalls or via cloud. FatBrain’s global delivery includes 600+ team across devops centers in the US, UK, India and Kazakh Republic.

For more information, please visit https://Fatbrain AI/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com